Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Eldorado Gold Corporation

We consent to the incorporation by reference of our report dated February 24, 2022, on the consolidated financial statements of Eldorado Gold Corporation (the Company), which comprise the consolidated statements of financial position as of December 31, 2021 and December 31, 2020, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2021, and the related notes, and our report dated February 24, 2022 on the effectiveness of internal control over financial reporting as of December 31, 2021 in the Company’s registration statements on Form S-8 (Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600 and 333-261772), which reports have been included in Exhibit 99.1 to the Company’s current report on Form 6-K dated February 24, 2022 furnished to the United States Securities and Exchange Commission.

/s/ KPMG LLP

Chartered Professional Accountants

February 24, 2022
Vancouver, Canada